SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9/A
(Amendment No. 11)
Solicitation/Recommendation Statement Under Section 14(d)(4) of the
Securities Exchange Act of 1934
PORTEC RAIL PRODUCTS, INC.
(Name of Subject Company)
PORTEC RAIL PRODUCTS, INC.
(Name of Person Filing Statement)
Common Stock, $1.00 par value per share
(Title of Class of Securities)
736212 10 1
(CUSIP Number of Class of Securities)
Richard J. Jarosinski
President and Chief Executive Officer
Portec Rail Products, Inc.
900 Old Freeport Road
Pittsburgh, Pennsylvania 15238-8250
(412) 782-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)
With copies to:
Alan Schick, Esq.
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Ave., NW
Suite 780
Washington, D.C. 20015
(202) 274-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 11 (this “Amendment No. 11”) to the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the SEC on February 26, 2010 by Portec Rail Products, Inc., a West Virginia corporation (“Portec”), and subsequently amended and restated in its entirety and filed with the SEC on May 18, 2010 (as previously amended and restated and as hereby amended, the “Statement”), hereby amends and supplements Item 8 of the Statement.
     The Statement relates to a tender offer (the “Offer”) by Foster Thomas Company (“Purchaser”), a West Virginia corporation and a wholly-owned subsidiary of L. B. Foster Company (“Foster”), a Pennsylvania corporation, to purchase all of the outstanding shares of common stock, $1.00 par value per share, of Portec, commenced pursuant to an Agreement and Plan of Merger, dated as of February 16, 2010, by and among Portec, Foster and Purchaser, and the subsequent merger of Purchaser with and into Portec, with Portec surviving as a wholly-owned subsidiary of Foster (the “Merger” and together with the Offer, the “Contemplated Transactions”).
     Except as amended and supplemented by the information expressly set forth in this Amendment No. 11, the information set forth in the Statement remains unchanged and is hereby incorporated by reference into this Amendment No. 11.
     All capitalized terms used but not specifically defined in this Amendment No. 11 have the respective meanings ascribed to them in the Statement.
Item 8. Additional Information.
     Item 8 of the Statement is hereby amended and supplemented by adding the following text to the seventh paragraph under the subsection “Recent Developments Related to Certain Litigation—Shareholder Litigation”:
     “On May 19, 2010, Portec filed a motion to dissolve the preliminary injunction, and on June 24, 2010, the plaintiffs in this action filed a non-objection to Portec’s motion to dissolve. On June 24, 2010, the Court granted Portec’s motion to dissolve the preliminary injunction. A copy of the order granting the motion to dissolve is filed as Exhibit (a)(5)(H) hereto, and is incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to Exhibit (a)(5)(H).”
Item 9. Exhibits.
     Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits thereto:

Number	Description

(a)(5)(H)	Order of Court in the matter captioned In re Portec Rail Products, Inc. Shareholders Litigation entered in the Court of Common Pleas of Allegheny County, Pennsylvania

(a)(5)(I)	Press Release issued June 28, 2010

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PORTEC RAIL PRODUCTS, INC.
By:	/s/ Richard J. Jarosinski
Richard J. Jarosinski
President and Chief Executive Officer

Dated: June 28, 2010